CUSIP No. 111444105	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BROADWAY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

111444105

(Cusip Number)

David M. W. Harvey
Hot Creek Capital, L.L.C.
Post Office Box 3178
Gardnerville, Nevada 89410
(775) 265-3016

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 111444105	Page 2 of 10 Pages

1.	Name of Reporting Person: Hot Creek Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 401,912

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 401,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 401,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 111444105	Page 3 of 10 Pages

1.	Name of Reporting Person: Hot Creek Ventures 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 401,912

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 401,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 401,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 111444105	Page 4 of 10 Pages

1.	Name of Reporting Person: David M.W. Harvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 401,912

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 401,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 401,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 111444105	Page 5 of 10 Pages

Item 1.    Security and Issuer

                 The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (“Stock”) of Broadway Financial Corporation, a Delaware corporation (the “Issuer”). The Issuer’s Stock is traded over the counter and is listed under the symbol “BYFC.” The principal executive offices of the Issuer are located at 4800 Wilshire Boulevard, Los Angeles, California 90010.

Item 2.    Identity and Background

                 (a)    This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Ventures 1, L.P. (“Ventures 1”), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Ventures 1. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Ventures 1. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 22, 2003, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                 (b)    The residence or business address of each of the Filing Persons is:

Post Office Box 3178 Gardnerville, Nevada 89410

                 (c)    Ventures 1 is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Partnership. The General Partner is charged with management of the day-to-day affairs of the Partnership. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conducts their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

                 (d) and (e)    During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

                 (f)    Ventures 1 and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration

CUSIP No. 111444105	Page 6 of 10 Pages

                 The aggregate purchase price of the Stock covered by this statement is $2,065,376. Ventures 1 purchased the Stock which is the subject of this Schedule 13D in an account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase such Stock.

Item 4.    Purpose of Transaction

                 The purpose of the acquisition of the shares of Stock by Ventures 1 is to profit from appreciation in the market price of the Stock through the assertion of shareholder rights and influencing the policies of the Issuer by means that are not inconsistent with the provisions of the Rebuttal Agreement between the Filing Persons and the Office of Thrift Supervision dated June 8, 2001, attached hereto as Exhibit D. Pursuant to the letter attached hereto as Exhibit E, Mr. Harvey has requested that the Board of Directors nominate Mr. Harvey as a Director and include him on the Board’s slate of Directors to be presented to the shareholders at the Issuer’s next annual meeting.

                 The Filing Persons believe that Mr. Harvey, as necessary and solely in connection with Mr. Harvey’s performance of his duties as a member of the Issuer’s Board of Directors if he elected to the Board, may consider possible methods of maximizing long-term value for shareholders, including, (i) for the Issuer to improve its business practices, (ii) for the Issuer to improve its capital management, and (ii) for the Issuer to evaluate strategic alternatives, including the possibility of a sale to, or merger with, another financial institution.

                 The Filing Persons may make further purchases of shares of Stock. The Filing Persons may dispose of any or all the shares of Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Company

                 The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 1,814,414, reported as the number of outstanding shares as of September 30, 2002, on the Issuer’s Quarterly Report on Form 10-QSB/A filed on December 23, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions in the over-the-counter market.

(A)	Hot Creek Capital L.L.C.

(a)-(b)	See cover page.

CUSIP No. 111444105	Page 7 of 10 Pages

(c)	Hot Creek Capital L.L.C. has made no transactions in Stock in the last 60 days.

(d)	Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Ventures 1, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Capital L.L.C., including the voting and disposition of any shares of Stock held in the name of Hot Creek Capital L.L.C. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(C)	Hot Creek Ventures 1, L.P.

(a)-(b)	See cover page.

(c)	Hot Creek Ventures 1, L.P. has made no transactions in Stock in the last 60 days.

(d)	Because he is the managing member of Hot Creek Capital L.L.C., and the general partner of Hot Creek Ventures 1, L.P., Mr. Harvey has the power to direct the affairs of Hot Creek Ventures 1, L.P., including the voting and disposition of any shares of Stock held in the name of Hot Creek Ventures 1, L.P. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Stock.

(D)	Mr. David M.W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey has made no purchases of Stock directly.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                 Except as set forth in Exhibit C, neither of Ventures 1, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.

Item 7.    Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement.*
B	Schedule of Purchases**

CUSIP No. 111444105	Page 8 of 10 Pages

C	Form of Letter to Directors***
D	Rebuttal Agreement****
E	Form of Letter to Chairman of the Board

*Filed as Exhibit A with an earlier-filed version of this Schedule 13D.
**Filed as Exhibit B with an earlier-filed version of this Schedule 13D.
***Filed as Exhibit C with an earlier-filed version of this Schedule 13D.
****Filed as Exhibit D with an earlier-filed (7/19/01) version of this Schedule 13D.

CUSIP No. 111444105	Page 9 of 10 Pages

SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2003

HOT CREEK CAPITAL, L.LC.

By:	/s/ David M.W. Harvey Managing Member

HOT CREEK VENTURES 1, L.P.

By:	HOT CREEK CAPITAL, L.L.C. General Partner

By:	/s/ David M.W. Harvey Managing Member

/s/ David M.W. Harvey David M.W. Harvey

CUSIP No. 111444105	Page 10 of 10 Pages

Exhibit E

Form of Letter to Chairman of the Board

March 18, 2003

VIA FEDERAL EXPRESS

Elbert T. Hudson
Chairman of the Board
Broadway Financial Corporation
4800 Wilshire Boulevard
Los Angeles, California 90010

Dear Mr. Hudson:

                 Hot Creek Ventures 1, L.P. (“Hot Creek”) has been a shareholder of Broadway Financial Corporation (the “Company”) for a number of years and currently owns approximately 22% of the issued and outstanding common stock of the Company. At this time I feel it is appropriate for Hot Creek to have a representative on the Company’s Board of Directors. Therefore, I am requesting that I be nominated as a Director and included on the Board’s slate of Directors presented to the shareholders at the next annual meeting. Kindly respond to this request within the next two weeks. Otherwise, we will assume that this request has been denied.

Very truly yours,

David M.W. Harvey